City of Buenos Aires, June 23, 2025

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

MERCADO ABIERTO ELECTRÓNICO

Ref.: Relevant Event. Redemption 2029 Notes

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) regarding the 9.125% Notes due 2029 (the “2029 Notes”) of the Company. We hereby notify you that as of June 23, 2025, we have cancelled 2029 Notes in an aggregate nominal amount of US$300,000,000. After such cancellation, there are no 2029 Notes outstanding.

Sincerely,

María Agustina Montes

Head of Market Relations